UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Dated as of January 8, 2003


                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F |X|      Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]  Yes |_|   No |X|

                                EXPLANATORY NOTE


Attached are the following items:

1. Press Release, dated December 23, 2002.

2. Press Release, dated January 2, 2003.

3. Press Release, dated January 7, 2003

4. Press Release, dated January 7, 2003

5. Press Release, dated January 7, 2003



This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------

                                      Contact:     Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   - or -
                                                   Alexandra Jones
                                                   Taylor Rafferty, London
                                                   +44-(0)20-7936-0400
                                                   - or -
                                                   Jeff Zelkowitz
                                                   Taylor Rafferty, New York
                                                   212-889-4350


NETIA EXTENDS VALIDITY OF ITS POLISH PROSPECTUS IN CONNECTION WITH THE ISSUANCE
-------------------------------------------------------------------------------
OF WARRANTS TO SUBSCRIBE TO SERIES J AND K SHARES
-------------------------------------------------

WARSAW, Poland - December 23, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that it extended the validity of its Polish prospectus, published on December 2, 2002, until April 30, 2003.

This extension is necessary under Polish law in connection with the proposed issuances in early 2003 of series I and series II warrants, which authorize their holders to subscribe for series J shares (subscription warrants), and series III warrants, which authorize their holders to subscribe for series K shares.

The issuances of series I, series II and series III warrants constitute the next phase of Netia's ongoing restructuring and are aimed at facilitating the issuance of shares representing 15% of Netia's share capital post restructuring (series J shares) to holders of record of Netia's shares on the end of the day preceding the day of subscription for Series H shares and implementation of the stock option plan (series K shares).

THE INFORMATION CONTAINED HEREIN DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES
-------------------------------------------------------------------------------
FOR SALE.
---------

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002 and Current Reports on Form 6-K filed with the Commission on December 10, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Alexandra Jones
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Jeff Zelkowitz
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA INTRODUCES NEW TARIFF PLANS FOR INTERNATIONAL LONG DISTANCE CALLS
-----------------------------------------------------------------------

WARSAW, Poland - January 2, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced the introduction of new tariff plans for international long-distance ("ILD") calls in selected zones. Netia currently offers two ILD services: one based on standard lines and an alternative service based on Voice over Internet Protocol ("VoIP") technology.

        I. Per minute tariffs (prices in PLN net of VAT): Relaxed, Practical, Chatty, Versatile, Professional. VoIP services are offered for Netia 1 customers using "Economic" tariff plan.

---------------------------------------------------------------------------------------------------------------------------
zone     ILD prices to-date     ILD prices as of Jan. 2, 2003    VoIP prices to-date         VoIP prices as of Jan. 2, 2003
---------------------------------------------------------------------------------------------------------------------------
1        1.20                   1.05                             0.90                        0.80
---------------------------------------------------------------------------------------------------------------------------
2        1.39                   1.19                             0.90                        0.85
---------------------------------------------------------------------------------------------------------------------------
3        1.53                   1.53                             1.00                        1.00
---------------------------------------------------------------------------------------------------------------------------
4        2.00                   1.69                             1.30                        1.10
---------------------------------------------------------------------------------------------------------------------------
5        3.15                   3.15                             2.50                        2.50
---------------------------------------------------------------------------------------------------------------------------
6        5.50                   5.50                             4.00                        4.00
---------------------------------------------------------------------------------------------------------------------------


        II. Per second tariffs (prices in PLN net of VAT): all Effective. VoIP services are offered to Netia 1 customers using "Professional" tariff plan.*

-----------------------------------------------------------------------------------------------------------------------------
zone      ILD prices to-date        ILD prices since Jan. 2, 2003     VoIP prices to-date      VoIP prices since Jan. 2, 2003
-----------------------------------------------------------------------------------------------------------------------------
1         1.35                      1.19                              1.00                     0.90
-----------------------------------------------------------------------------------------------------------------------------
2         1.42                      1.29                              1.00                     0.95
-----------------------------------------------------------------------------------------------------------------------------
3         1.60                      1.60                              1.15                     1.15
-----------------------------------------------------------------------------------------------------------------------------
4         2.10                      1.79                              1.40                     1.20
-----------------------------------------------------------------------------------------------------------------------------
5         3.20                      3.20                              2.60                     2.60
-----------------------------------------------------------------------------------------------------------------------------
6         5.70                      5.70                              4.05                     4.05
-----------------------------------------------------------------------------------------------------------------------------


* Additional call set up charge of 0.1 PLN should be added to the above prices.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002. Current Reports on Form 6-K filed with the Commission on December 10, 2002, and Current Report on Form 6-K filed with the

Commission on December 23, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                        Contact:   Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   - or -
                                                   Alexandra Jones
                                                   Taylor Rafferty, London
                                                   +44-(0)20-7936-0400
                                                   - or -
                                                   Jeff Zelkowitz
                                                   Taylor Rafferty, New York
                                                   212-889-4350


NETIA INFORMS ABOUT THE COSTS OF ISSUING NEW SHARES
---------------------------------------------------

WARSAW, Poland - January 7, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that the estimated cost of issuing its new shares (series H, J and K) in connection with Netia's on-going restructuring amount as of today to approximately PLN 67 million (US$
17.6 million).

The issuance costs include the costs of preparing and executing the offering in the approximate amount of PLN 55 million (US$ 14.5 million), the costs of preparing the Polish prospectus in the approximate amount of PLN 8 million (US$
2.1 million) and other costs in the approximate amount of PLN 4 million (US$ 1.0 million).

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the

Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002. Current Reports on Form 6-K filed with the Commission on December 10, 2002, and Current Report on Form 6-K filed with the Commission on December 23, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                        Contact:   Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   - or -
                                                   Alexandra Jones
                                                   Taylor Rafferty, London
                                                   +44-(0)20-7936-0400
                                                   - or -
                                                   Jeff Zelkowitz
                                                   Taylor Rafferty, New York
                                                   212-889-4350


NETIA RECEIVES A CLAIM CHALLENGING SHAREHOLDER RESOLUTION
---------------------------------------------------------

WARSAW, Poland - January 7, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that it received a copy of the claim filed by a minority shareholder, referred to previously in Netia's press release dated August 2, 2002, alleging that the distribution of the warrants to be issued by Netia under the financial restructuring is harmful to the claimant. In particular, the suit is requesting that sections 10,11 and 13 of resolution number 2 adopted at the General Meeting of Shareholders on April 4, 2002 be invalidated. Netia's Management Board believes the claim to be unsubstantiated and expects to petition for its dismissal. A copy of resolution number 2 adopted at the April 4, 2002 General Meeting of Shareholders is available on the Company's website at www.netia.pl.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the

Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002. Current Reports on Form 6-K filed with the Commission on December 10, 2002, and Current Report on Form 6-K filed with the Commission on December 23, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Alexandra Jones
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Jeff Zelkowitz
                                                    Taylor Rafferty, New York
                                                    212-889-4350


MOODY'S WITHDRAWS RATINGS ASSIGNED TO NETIA
-------------------------------------------

WARSAW, Poland - January 7, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), announced that as of January 6, 2003, Moody's Investor Service withdrew all ratings assigned to Netia and its subsidiaries, following Netia's recapitalization.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the

Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002. Current Reports on Form 6-K filed with the Commission on December 10, 2002, and Current Report on Form 6-K filed with the Commission on December 23, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Date:  January 8, 2003



                                   NETIA HOLDINGS S.A.

                                   By: /S/ AVRAHAM HOCHMAN
                                       --------------------------------------
                                   Name: Avraham Hochman
                                   Title: Chief Financial Officer
                                          Vice President, Finance



                                   By: /S/ EWA DON-SIEMION
                                       --------------------------------------
                                   Name: Ewa Don-Siemion
                                   Title: Vice President, Legal